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SEC FILE NUMBER
8-52503

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dash Financial Technolgoies LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

311 S Wacker Drive, Suite 100
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher J. Dalvano (Name) 610-329-9070 (Area Code – Telephone Number) chris.dalvano@iongroup.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GrantThonton LLP
(Name – if individual, state last, first, and middle name)

171 N. Clark Street, Suite 200 (Address) Chicago (City) IL (State) 60601 (Zip Code)

09/24/2003 (Date of Registration with PCAOB)(if applicable) 248 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

SEC Mail Processing
FEB 28 2022
Washington, DC

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter Maragos, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dash Financial Technolgoies LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
Chief Executive Officer

Based upon this statement from Commission staff and difficulties arising from COVID-19, Dash Financial Technolgoies LLC is making this filing without a notarization.

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GRANT THORNTON LLP
757 Third Ave., 9th Floor
New York, NY 10017

D +1 631 249 6001
F +1 631 249 6144

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
Dash Financial Technologies LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of Dash Financial Technologies LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton LLP

We have served as the Company's auditor since 2019.

New York, New York
February 22, 2022

Dash Financial Technologies LLC
Statement of Financial Condition
As of December 31, 2021

Assets		
Assets:		
Cash and cash equivalents	$	34,528,706
Cash segregated for the exclusive benefits of customers		802,177
Deposits with clearing organizations		2,849,689
Receivables and unbilled revenue from brokers and dealers, net of allowance of $209,096		15,688,120
Accounts receivable and unbilled revenue, net of allowance of $569,514		26,857,563
Fixed assets, net of accumulated depreciation of $7,903,051		4,056,449
Intangible assets, net of accumulated amortization of $55,667,328		46,703,876
Goodwill		60,148,288
Receivables from affiliates		112,341
Operating lease right-of-use asset		2,666,194
Other assets		1,251,452
Total assets	$	195,664,855
Liabilities and member's equity		
Liabilities:		
Accounts payable and accrued expenses	$	20,220,898
Accrued compensation and benefits		7,862,264
Operating lease right-of-use liability		3,091,228
Other liabilities		728,482
Total liabilities		31,902,872
Member's equity		163,761,983
Total liabilities and member's equity	$	195,664,855

The accompanying notes are an integral part of this financial statement.

Dash Financial Technologies LLC
Notes to Financial Statement
December 31, 2021

1. Organization and Basis of Presentation

Dash Financial Technologies LLC (the "Company", "DFT") is a wholly owned subsidiary of DFT Intermediate LLC ("Intermediate"), DFT Acquisition LLC ("Acquisition"), DFT Intermediate Holdings, LLC ("Intermediate Holdings"), and DFT Acquisition Holdings, LLC ("Acquisition Holdings"). DFT is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a member of the Chicago Board Options Exchange ("CBOE") and various other options and equities exchanges in the United States. The Company is also a member of the National Futures Association and is registered as an independent Introducing Broker with the U.S. Commodity Futures Trading Commission ("CFTC"). The Company provides capital markets technology and execution services on an agency basis to its institutional, prime broker, hedge fund, financial intermediary, and options exchange customers. The Company is a clearing member of the Options Clearing Corporation and the Depository Trust & Clearing Corporation.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and codified in the Accounting Standards Codification ("ASC"), as set forth by the Financial Accounting Standards Board ("FASB").

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP, requires management to make certain estimates and assumptions. Moreover, estimates are significant in determining the amounts of impairments of goodwill and other intangible assets, useful lives of fixed assets and intangible assets, and provisions for probable losses that may arise from credit-related exposures. These estimates and assumptions are based on the best available information, but actual results could differ from those estimates.

Revenue Recognition

The revenue recognition guidance, ASC 606, requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Options Routing Fees, Net

Option routing fees represent payments the Company receives for order flow from liquidity providers and rebates from exchanges based on exchange programs that exist when the Company's customers' orders are routed. The Company receives payments for order flow, in the normal course of business, for directing orders for trade execution. Payments for order flow are recorded on a trade date basis. Rebates consist of volume discounts, credits or payments received from exchanges or other marketplaces related to the placement and/or removal of liquidity from the order flow in the marketplace. The performance obligation is satisfied when the orders are routed. Payments for order flow and rebates, of which some are passed on as concessions or rebates to certain clients based on the specifics of their arrangements, are recorded on an accrual basis when the performance obligation has been satisfied and are included net within option routing fees. The transaction price of the Company's services is based on contractually agreed upon rates.

Commissions

The Company executes trades on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission, or a ticket charge based on its contractual agreement with the customer. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer.

Software Technology Fees

The Company provides certain option execution capabilities to its clients based on a Software-as-a-Service ("SaaS") model whereby its products are delivered through a fully hosted infrastructure. Software technology fee revenues, generated for the use of the Company's software products, is contractual and recognized at the point in time at which the customer is able to use and benefit from the license. For fixed-term software licensing fees, such fees are recognized as revenue on a straight-line basis over the term of the agreement.

Leases

The Company recognizes and measures its leases in accordance with ASC 842, Leases. The Company is a lessee in two non-cancellable operating leases, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right-of-use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments, using an appropriate discount rate.

The discount rate is the implicit rate in the lease if it is readily determinable. Otherwise, the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information

available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement or have immaterial monthly lease payment obligations, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We expense the cost associated with our short-term leases on a straight-line basis over the lease term through Occupancy and equipment on the Statement of Income.

Brokerage, clearing, and exchange fees, net

In connection with the Company's option routing business, the Company incurs exchange fees. Some of these exchange fees are charged back to certain customers based on the specifics of each customers' arrangement. The exchange fees net of the charge back to customers are reported net in Brokerage, clearing, and exchange fees on the Statement of Income.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash equivalents. These investments include demand deposits and money market accounts. The money market accounts consist of $15,450,000 of redeemable securities of investment companies registered pursuant to the Investment Company Act of 1940. The Company maintains its cash and cash equivalents in a checking and money market account at one bank, which at times may exceed the federally insured limit.

Cash Segregated for the Exclusive Benefits of Customers

Cash segregated in compliance with federal regulations includes cash deposited in a special bank account for the exclusive benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934, as amended. These cannot be used in the ordinary operations of the business.

Deposits with Clearing Organizations

Deposits with clearing organizations consist of cash deposits with The Depository Trust & Clearing Corporation ("DTCC"), The National Securities Clearing Corporation ("NSCC"), The Options Clearing Corporation ("OCC"), and with its clearing brokerage firm, Merrill Lynch Pierce, Fenner & Smith Incorporated.

Accounts Receivable

Accounts receivable are stated at their net realizable value. Accounts receivable are presented on the Statement of Financial Condition net of the allowance for current expected credit losses. An allowance for expected credit losses is based on the Company's assessment of the collectability of unbilled revenue, receivables from brokers and dealers, and accounts receivable. The Company considers factors such as historical experience, credit quality, age of balances, and current economic conditions that may affect collectability in determining the allowance for expected credit losses.

Fair Value of Financial Instruments

The carrying amounts reported on the Statement of Financial Condition for cash and cash equivalents approximate fair value based on the on-demand nature of cash and the short-term maturity and the daily pricing mechanisms for cash equivalents. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, other restricted deposits and accrued liabilities, are reported at their contractual amounts, which approximate fair value.

Fixed Assets

Fixed assets are reported at cost, net of accumulated depreciation. Furniture and equipment and computer hardware are depreciated on a straight-line basis over estimated useful lives between three and ten years. Leasehold improvements are depreciated on a straight-line basis over the life of the lease or the improvement, whichever is shorter.

Goodwill

Goodwill is not amortized but is reviewed for impairment on an annual basis or whenever circumstances indicate impairment could exist. An impairment loss is recognized if the estimated fair value of the reporting unit is less than its book value.

Intangible Assets

Definite-lived intangible assets are amortized on a straight-line basis over their estimated useful life, which is between five and thirteen years from the date of the original acquisition and are also reviewed for impairment whenever changes in circumstances indicate impairment could exist. Identifiable intangible assets consist of customer relationships, developed software, acquired software, and trademarks. Refer to Note 7 for further details.

The Company capitalizes certain costs incurred in connection with developing or enhancing software for internal use. Qualifying internally developed software costs are capitalized and amortized over the estimated useful life of the software, which is five years. The Company evaluates internally developed software for impairment whenever changes in circumstances indicate impairment could exist.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses primarily consist of payables to vendors and accruals for operating expenses where invoices have yet to be received.

Other Liabilities

Other liabilities primarily consist of payables for soft dollar arrangements for customers, commission sharing arrangements ("CSA") payables arising from commission fees shared with third-parties for introduced client's trade executions performed by the Company, and other miscellaneous liabilities.

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state and local income tax purposes. Pursuant to a tax sharing arrangement between Intermediate Holdings and the Company, all tax effects of the Company's income or loss are passed through to Intermediate Holdings. In addition, the Company is not liable for any material limited liability company taxes. Therefore, no provision or liability for federal, state and local income taxes is included in these financial statements.

Intermediate Holdings, as the taxpayer of record, is responsible for payment of taxes to New York City ("NYC") for Unincorporated Business Tax ("UBT"). For federal, state and other local income tax purposes, the ultimate members of Acquisition Holdings are responsible for reporting their allocable share of the Company's income, gain, losses, deductions, and credits on their tax returns.

COVID-19

On March 11, 2020, the World Health Organization designated the spread of COVID-19 as a pandemic. As of the date of this report the COVID-19 pandemic continues to have a broad impact on commerce and financial markets throughout the world. While the current environment continues to evolve, there is uncertainty around the extent and duration of the pandemic. Due to the nature of our business, we have not experienced any material impact on our results for the year ended December 31, 2021.

3. Revenue from Contracts with Customers

The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. When payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The following table presents the Company's total receivables from contracts with customers:

	December 31, 2021		
	Gross	Expected Credit Losses	Net
Receivables and unbilled revenue from brokers or dealers	$ 15,897,216	$ (209,096)	$ 15,688,120
Accounts receivable and unbilled revenue	27,427,077	(569,514)	26,857,563
	$ 43,324,293	$ (778,610)	$ 42,545,683

4. Financial Instruments

All financial instruments are measured and reported on a fair value basis. ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy organized into three levels based upon the inputs used to measure the valuation of the financial instruments.

This hierarchy requires the Company to use observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Fair Value Hierarchy

Financial assets and liabilities are classified based on inputs used to establish fair value as follows:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets;

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured;

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

At December 31, 2021, the Company did not own any financial assets or liabilities other than cash and cash equivalents or other assets and liabilities with short and intermediate term maturities and defined settlement amounts. Per the Company's accounting policies (Note 2), the carrying amounts of cash and other assets and liabilities with defined settlement amounts are reported at their contractual amounts, which approximates fair value.

5. Receivables and Unbilled Revenue from Brokers and Dealers and Accounts Receivable and Unbilled Revenue

At December 31, 2021, accounts receivable and unbilled revenue from brokers and dealers include:

Broker-dealer receivables	$10,494,831
Broker-dealer unbilled revenue	5,193,289
Total receivables and unbilled revenue from brokers and dealers	$15,688,120

At December 31, 2021, accounts receivable and unbilled revenue include:

Accounts receivable	$25,430,467
Unbilled revenue	1,427,096
Total receivables and unbilled revenue from non-broker and dealers	$26,857,563

As of December 31, 2021, the allowance for expected credit losses included $209,096 for broker-dealer receivables and $569,514 for accounts receivable.

6. Fixed Assets

At December 31, 2021, fixed assets were comprised of:

	Acquisition Value	**Accumulated Depreciation**	**Net Book Value**
Computer hardware	$9,935,297	($6,465,221)	$3,470,076
Leasehold improvements	600,042	(396,821)	203,221
Purchased software	315,031	(289,223)	25,808
Furniture and equipment	1,109,130	(751,786)	357,344
Total	$11,959,500	($7,903,051)	$4,056,449

7. Goodwill and Intangible Assets

The Company completed its annual evaluation, through a step zero analysis of goodwill as of December 31, 2021 and determined no impairment charge was required. Subsequent to December 31, 2021, no events have occurred that would indicate that the fair value of goodwill had fallen below its carrying value.

The following table summarizes the estimated useful life by intangible asset type:

	Estimated Useful Life
Customer relationships	8-13 years
Developed software	9 years
Internally developed software	5 years
Acquired software	3 years
Trademarks	5 years

The following table summarizes intangible assets as of December 31, 2021:

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$58,780,000	($32,659,230)	$26,120,770
Developed software	15,500,000	(8,324,074)	7,175,926
Internally developed software	26,374,537	(13,010,690)	13,363,847
Acquired software	416,667	(416,667)	-
Trademarks	1,300,000	(1,256,667)	43,333
Total	$102,371,205	($55,667,328)	$46,703,876

The Company capitalized $5,765,137 of internally developed software costs in 2021. No events have occurred, or circumstances have changed that would indicate the fair value of any of the intangible assets is less than the carrying value.

8. Retirement Savings Plan

All employees of the Company that meet eligibility requirements have the option of participating in the Company's retirement savings plan. Under the plan, participants may voluntarily contribute a portion of their wages on a tax-deferred basis. The Company may make discretionary matching or profit-sharing contributions to the plan.

9. Concentration of Credit and Revenue Risk

The Company may maintain cash and cash equivalents at financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to significant credit risks. Five customers accounted for, in aggregate, approximately 16% of the accounts receivable balance at December 31, 2021.

10. Leases

The Company has operating leases primarily consisting of office space with remaining lease terms ranging from 1 year to 5 years, subject to certain renewal options as applicable. Current leases include our office spaces in New York and Chicago. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants.

Leases with an initial term of twelve months or less are not recorded on the Statement of Financial Condition, and the Company does not separate lease and non-lease components of contracts. There are no material residual guarantees associated with any of the Company's leases. Payments under the lease agreements include fixed payments plus variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable payments are not included in lease payments used to determine the lease liability and are recognized as variable costs when incurred.

Our lease agreements do not provide an implicit borrowing rate. Therefore, the Company used a benchmark approach to derive an appropriate imputed discount rate. The Company benchmarked itself against other companies of similar credit ratings and comparable quality and derived an imputed rate, which was used in a portfolio approach to discount its real estate lease liabilities. There have been no changes to the Company's long-term lease agreements or borrowing capabilities that would result in a change to the incremental borrowing rate.

Operating lease right-of-use assets and operating lease right-of-use liabilities were recorded on the Statement of Financial Condition as follows:

	As of December 31, 2021
Assets	
Operating lease right-of-use asset	2,666,194
Total operating lease right-of-use assets	**2,666,194**
Liabilities	
Operating lease right-of-use liabilities	3,091,228
Total operating lease right-of-use liabilities	**3,091,228**

Lease Costs

The Company is obligated under a non-cancelable operating lease to pay the following minimum undiscounted lease payments for the following periods as of December 31:

	Minimum Lease Payments	Imputed Interest	Net Lease Payments
Year:			
2022	1,116,396	(173,277)	943,119
2023	1,140,826	(106,871)	1,033,955
2024	771,070	(40,831)	730,239
2025	229,772	(18,152)	211,620
2026	176,177	(3,882)	172,295
Total	**3,434,241**	**(343,013)**	**3,091,228**

The operating leases are subject to periodic escalation charges. The Company's principal operating leases expire in July 2024 and September 2026, respectively. At December 31, 2021, the Company's capital leases have average remaining lease term of 3.2 years and the average discount rate used to calculate the lease obligation is 6.73%.

11. Commitments and Contingencies

The Company has a secured uncommitted line of credit with BMO Harris Bank N.A with no covenants in the amount of $10,000,000 to obtain any funding necessary to cover daily securities settlements with clearing corporations. Funds drawn on this line bear interest at a daily offered rate, typically overnight Fed funds rate plus 150 basis points, with interest being paid monthly and being computed on the basis of a year of 360 days for the actual number of days elapsed. As of December 31, 2021, the Company did not have any amounts outstanding.

12. Member's Equity

Pursuant to the Company's operating agreement, periodically the Company determines based on various factors including, but not limited to, the current and future operating environment, the settlement performance of accounts receivable and accounts payable, and the cash needs of DFT, an amount to be distributed to DFT Intermediate LLC. The amount and timing of distributions are at the discretion of senior management.

13. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") and CFTC Regulation 1.17 ("Regulation 1.17"). Under this rule, the Company is required to maintain "net capital" equal to the greater of $250,000 or 2% of "aggregate debit items" arising from customer transactions, as defined. Regulation 1.17 requires the Company to maintain net capital equal to or in excess of $45,000 or the amount of net capital required by Rule 15c3-1, whichever is greater. At December 31, 2021, the Company had regulatory net capital of $24,502,072, which was $24,252,072 in excess of its minimum net capital requirement of $250,000.

Advances to affiliates, repayment of borrowings, dividend payments, distributions and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies. The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(i) under the Securities Exchange Act of 1934.

14. Related-Party Transactions

The Company and Dash Prime have in place an expense sharing agreement for Dash Prime to utilize services from the Company for equity and option execution, market data, server hosting and administration of payroll benefits and lease arrangements. On occasion, the Company enters into intercompany transactions with DFT Acquisition Holdings LLC, DFT Intermediate Holdings LLC, Dash Regulatory Technologies LLC, and Dash Prime LLC. At December 31, 2021, the Company had a receivable balance of $112,341 due from affiliated entities.

15. Subsequent Events

The Company evaluated subsequent events through the date of issuance of the financial statements and has determined there were no material events that would require recognition or disclosure in the financial statements.

On January 31, 2022, the Company made a discretionary distribution of $5.5 million to DFT Intermediate LLC.